UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 26, 2018

AV Homes, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-07395	23-1739078
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6730 N. Scottsdale Rd. Suite 150

Scottsdale, Arizona 85253

(Address of principal executive offices)

(480) 214-7400

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

A special meeting of shareholders of AV Homes, Inc. (“AV Homes”) was held on September 26, 2018. A summary of the final voting results for each of the following proposals, each of which is described in detail in the proxy statement/prospectus of AV Homes and Taylor Morrison Home Corporation (“Taylor Morrison”) dated August 27, 2018, which was first mailed to AV Homes’ shareholders on or about August 27, 2018, is set forth below:

Proposal 1. To adopt the Agreement and Plan of Merger by and among Taylor Morrison Home Corporation; solely for purposes of Sections 5.13, 7.3 and 8.14 , Taylor Morrison Communities, Inc.; Thor Merger Sub, Inc.; and AV Homes as of June 7, 2018 (the “Merger Agreement”).

For	Against	Abstain
19,593,270	7,227	21,530

Proposal 2. To approve, on an advisory and non-binding basis, the following resolution:

RESOLVED, that the compensation that may be paid or become payable to AV Homes’ named executive officers in connection with the Merger, and the agreement or understandings pursuant to which such compensation may be paid or become payable, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement, dated August 27, 2018, entitled “Proposal I: Adoption of the Merger Agreement—Interests of Certain AV Homes Directors and Officers in the Merger,” including the footnotes to the table and the related narrative discussion, is hereby APPROVED.

For	Against	Abstain
19,524,983	71,310	25,734

Proposal 3. To approve the proposal giving the AV Homes, Inc. Board of Directors authority to adjourn the special meeting one or more times, if necessary or appropriate, as determined by AV Homes, Inc. or requested by the Taylor Morrison Home Corporation to solicit additional proxies if there are insufficient votes at the time of the AV Homes, Inc. special meeting or any adjournments thereof to adopt the Merger Agreement.

For	Against	Abstain
19,255,205	345,335	21,487

It was determined at the special meeting that sufficient votes had been obtained to approve the proposal to adopt the merger agreement and that it was not necessary to adjourn the special meeting to solicit additional proxies.

Item 8.01	Other events.

On September 26, 2018, AV Homes issued a press release announcing the results of the shareholder vote on Proposal 1 at the special meeting. A copy of the release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release, dated September 26, 2018

*      *      *

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements (including where the word “could,” “may,” or “would” is used rather than the word “will”) and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of AV Homes and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to AV Homes, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Taylor Morrison and AV Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and AV Homes; the risk associated with AV Homes’ ability to obtain the stockholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Taylor Morrison’s and AV Homes’ homes and the impact of competitive responses to the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Taylor Morrison and AV Homes debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2018 and in AV Homes’ Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 23, 2018. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor AV Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Exhibit Index

Exhibit Number	Description

99.1	Press release, dated September 26, 2018

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AV HOMES, INC.

Date: September 26, 2018	By:	/s/ S. Gary Shullaw
	Name:	S. Gary Shullaw
	Title:	Executive Vice President, General Counsel and Corporate Secretary